Exhibit 21.1

Subsidiaries of Registrant

Name	Percentage Ownership	State of Organization
AAC Merger Sub Inc.	100%	Delaware
Revelers Resort Stamford, LLC	100%	Delaware
Revelers Resort Denver, LLC	100%	Delaware